November 12, 2019

Ren  Lacerte
Chief Executive Officer
Bill.com Holdings, Inc.
1810 Embarcadero Road
Palo Alto, California 94303

       Re: Bill.com Holdings, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 1, 2019
           CIK 0001786352

Dear Mr. Lacerte:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 25, 2019.

Draft Registration Statement on Form S-1

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

1. We note your response to prior comment 2. Please revise to present the cash flows from the change in the customer fund deposits liability as a financing activity.
 Ren  Lacerte
FirstName LastNameRen  Lacerte
Bill.com Holdings, Inc.
Comapany 12, 2019
November NameBill.com Holdings, Inc.
Page 2
November 12, 2019 Page 2
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      James D. Evans, Esq.